UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On December 18, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced the final results of its substantial issuer bid to repurchase for cancellation up to 8,823,529 of its Subordinate Voting Shares for an aggregate purchase price of C$30,000,000. This report on Form 6-K sets forth the press release issued on December 18, 2008 relating to EXFO’s announcement and certain information relating to the completed transaction and the Material Change Report being filed in Canada.

This press release and Material Change Report contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: December 19, 2008

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Electro-Optical Engineering Inc. (“EXFO”)

Item 1	Name and Address of Company

EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Quebec, Quebec, G1M 2K2
Canada

Item 2	Date of Material Change

December 18, 2008

Item 3	News Release

A press release was disseminated on December 18, 2008 from Quebec City, Canada. A copy of the press release is attached hereto.

Item 4	Summary of Material Change

EXFO announced the final results of its substantial issuer bid to repurchase for cancellation up to 8 823 529 of its Subordinate Voting Shares for an aggregate purchase price of C$30,000,000.

Item 5	Full Description of Material Change

Based on final reports from CIBC Mellon Trust Company, the depositary for the Offer, EXFO confirmed that it has taken up and accepted for purchase and cancellation, at a price of C$3.90 per share, a total of 7,692,307 subordinate voting shares out of approximately 8,640,989 subordinate voting shares validly tendered to the Offer (proration factor of approximately 89%), for a total cost of C$30,000,000 (excluding fees and expenses relating to the Offer) in accordance with the terms of the Offer. The number of subordinate voting shares validly tendered to the Offer and the proration factor may be subject to minor adjustments should shareholders who delivered notices of guaranteed delivery fail to deliver certificates for these subordinate voting shares within the required time period.

These 7,692,307 subordinate voting shares represent approximately 25.1% of the company’s subordinate voting shares outstanding as of December 16, 2008. After giving effect to the purchase of the subordinate voting shares, EXFO will have approximately 22,926,984 subordinate voting shares outstanding.

Payment to the depositary for subordinate voting shares validly deposited and taken up by EXFO was made in cash, without interest, on December 17, 2008. The shares not purchased, including shares invalidly deposited, will be returned promptly to the tendering shareholders.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at (418) 683-0211.

Item 9	Date of Report

December 19, 2008

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: December 19, 2008

EXFO Announces Final Results of Substantial Issuer Bid

QUEBEC CITY, CANADA, December 18, 2008 — EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today the final results of its “modified Dutch-auction” type substantial issuer bid to purchase for cancellation C$30,000,000 of its subordinate voting shares (the “Offer”), which expired at 5:00p.m. (EST) on December 16, 2008.

Based on final reports from CIBC Mellon Trust Company, the depositary for the Offer, EXFO confirmed that it has taken up and accepted for purchase and cancellation, at a price of C$3.90 per share, a total of 7,692,307 subordinate voting shares out of approximately 8,640,989 subordinate voting shares validly tendered to the Offer (proration factor of approximately 89%), for a total cost of C$30,000,000 (excluding fees and expenses relating to the Offer) in accordance with the terms of the Offer. The number of subordinate voting shares validly tendered to the Offer and the proration factor may be subject to minor adjustments should shareholders who delivered notices of guaranteed delivery fail to deliver certificates for these subordinate voting shares within the required time period.

These 7,692,307 subordinate voting shares represent approximately 25.1% of the company’s subordinate voting shares outstanding as of December 16, 2008. After giving effect to the purchase of the subordinate voting shares, EXFO will have approximately 22,926,984 subordinate voting shares outstanding.

Payment to the depositary for subordinate voting shares validly deposited and taken up by EXFO was made in cash, without interest, on December 17, 2008. The shares not purchased, including shares invalidly deposited, will be returned promptly to the tendering shareholders.

EXFO's normal course issuer bid, which was suspended with the announcement of the Offer, is expected to resume on January 19, 2009.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell EXFO’s subordinate voting shares. The full details of the Offer are described in the Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by EXFO with the United States Securities and Exchange Commission (the “SEC”)), which is available without charge at the SEC’s website at www.sec.gov or by calling EXFO’s Corporate Secretary at (418) 683-0913, Ext. 3704. Offer documents required to be filed in Canada are also available without charge at www.sedar.com. Shareholders are urged to read these materials carefully.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

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